FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 19 July 2005 – 26 July 2005

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Miscellaneous

Notification of Director Nomination Dates Amendment

Media Release

Telecom met residential dial up obligations

Linda Cox

Company Secretary

Telecom House, 68 Jervois Quay, P O Box 570,

Wellington, New Zealand

Telephone (04) 498 9059 • Fax: (64 4) 471 0076

Mobile 027 447 5537

e-mail linda.cox@telecom.co.nz

22 July 2005

Market Information Services Section

New Zealand Exchange Limited

PO Box 2959

WELLINGTON

NOTIFICATION OF DIRECTOR NOMINATION DATES - AMENDMENT

On 5 July 2005, Telecom Corporation of New Zealand Limited announced to the market the opening and closing dates for director nominations in respect of its annual meeting, which is to be held on 6 October 2005.

In that announcement, Telecom advised the market that the closing date for director nominations was 6 August 2005. This date was determined in accordance with the NZX Listing Rules and in accordance with the Australian Stock Exchange’s announcement that ASX Listing Rule 14.3, which governs the length of time an issuer is required to accept director nominations, was to be deleted on 18 July 2005.

On 19 July 2005, ASX announced that it was delaying the implementation of its proposed Listing Rule amendments, which include the deletion of ASX Listing Rule 14.3. Accordingly, in accordance with ASX Listing Rule 14.3, Telecom confirms that the closing date for director nominations will now be 18 August 2005.

Yours sincerely

Linda Cox
Company Secretary

Media Release

Issued 27 July 2005 /005

Telecom met residential dial up obligations

Telecommunications Commissioner Douglas Webb has today advised the Minister of Communications that Telecom has met all the service quality measures in the 2003 / 2004 year.

The measures are detailed in Telecom’s Telecommunications Service Obligations Deed with the Crown.

In September 2004, Mr Webb advised the Minister that Telecom had met all but one of the service quality measures. He said there was inadequate information to assess whether Telecom had met the measure for dial up internet connection speeds on residential lines, measure 11.1.

Since that time, Telecom has provided further audited information and the Commerce Commission has been able to conclude that Telecom has complied with measure 11.1.

Measure 11.1 is defined in the TSO Deed as:

Line connect speed capacity for standard Internet calls

The measures (which apply for standard Internet calls from and after the second anniversary of the commencement date) are:

a)	95% of all existing residential lines meet the 14.4 kps connect speed

b)	99% of all existing residential lines meet the 9.6 kps connect speed

For the purposes of assessing Telecom’s performance against these measures:

c)	An inability for an existing residential line to reach the kps connect speed measure arising from an event of force majeure or a specified matter beyond Telecom’s reasonable control is to be disregarded

d)	The measurement will consist of the application of a calibrated model to the installed local access plant records held by Telecom.

Media contact:	Kate Camp, Communications Manager
Phone work (04) 924 3708, mobile 027 524 3708

Commission media releases can be viewed on its web site www.comcom.govt.nz

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Cox
Linda Cox
Company Secretary

Dated:	26 July 2005